SC 13D

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

FCCC, Inc.
(Name of Issuer)
Common Stock, No Par Value
(Title of Class of Securities)
30246C104
(CUSIP Number)
Bernard Zimmerman
18 High Meadow Rd.
Weston, CT 06883
(203) 226-5165
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 25, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisiton that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	30246C104

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF REPORTING PERSONS (ENTITIES ONLY):

Bernard Zimmerman & Company, Inc. IRS ID#13-2736451

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [ ]
(b) [ ]

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

State of Connecticut

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER:

206,800

	8	SHARED VOTING POWER:

	9	SOLE DISPOSITIVE POWER:

206,800

	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

206,800

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.0% (based on 3,461,022 shares of Common Stock of the Issuer outstanding as reported by the Issuer on its Form 10-Q for the period ended June 30, 2017, as filed with the Securities and Exchange Commission on August 11, 2017)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	30246C104

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF REPORTING PERSONS (ENTITIES ONLY):

Bernard Zimmerman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [ ]
(b) [ ]

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER:

206,800

	8	SHARED VOTING POWER:

	9	SOLE DISPOSITIVE POWER:

206,800

	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

206,800

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.0% (based on 3,461,022 shares of Common Stock of the Issuer outstanding as reported by the Issuer on its Form 10-Q for the period ended June 30, 2017, as filed with the Securities and Exchange Commission on August 11, 2017)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

AMENDMENT NO. 5 TO SCHEDULE 13D

     This Amendment No. 5 to Schedule 13D (the "Amendment") amends and supplements, as set forth below, the information contained in Items 1, 2, 4, 5, and 6 of the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on September 6, 2002, as amended by Amendment No. 1 to Schedule 13D filed July 14, 2003, Amendment No. 2 to Schedule 13D filed May 25, 2004, Amendment No. 3 to Schedule 13D filed May 7, 2008, and Amendment No. 4 to Schedule 13D filed July 16, 2014.  All defined terms refer to terms defined herein or in the Schedule 13D as previously amended.

     This Amendment reports a greater than 1% decrease in the percentage of shares of Common Stock beneficially owned by the Reporting Persons as a result of the transfer of 35,000 shares of Common Stock by BZ&Co., as described in Item 5, below.

Item 1	Security and Issuer

This statement relates to the Common Stock, No Par Value (the "Common Stock"), of FCCC, Inc., a Connecticut corporation (the "Issuer"), whose principal executive offices are located at 3502 Woodview Trace, Ste. 200, Indianapolis, Indiana 46268.

Item 2	Identity and Background

(a), (b), (c) and (f).  This Statement on Schedule 13D, as amended, is filed on behalf of Bernard Zimmerman & Company, Inc., a Connecticut corporation ("BZ&Co."), and Bernard Zimmerman, a United States citizen ("Zimmerman," and collectively with BZ&Co., the "Reporting Persons"). Zimmerman, as President and sole owner of BZ&Co., is deemed a beneficial owner of the shares owned by BZ&Co. The principal business of BZ&Co. is financial and management consulting. The principal occupation or employment of Zimmerman is President and sole owner of BZ&Co. The business address for the Reporting Persons is 18 High Meadow Rd., Weston, Connecticut 06883.

(d) and (e).  During the last five years, neither of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4	Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock for investment purposes and the Reporting Persons do not have any plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a)-(j), inclusive, of the instructions to Item 4 of the Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals regarding the Issuer or its investment in the Issuer.

Item 5	Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns 206,800 shares of Common Stock, representing approximately 6.0% of the outstanding Common Stock of the Issuer, based on 3,461,022 shares of Common Stock of the Issuer outstanding as reported by the Issuer on its Form 10-Q for the period ended June 30, 2017, as filed with the Securities and Exchange Commission on August 11, 2017.

(b) The Reporting Person has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition, over 206,800 shares of Common Stock of the Issuer.

(c) During the past sixty days, the Reporting Persons effected the following transactions in the Issuer’s Common Stock:

On August 25, 2017, BZ&Co. transferred an aggregate of 35,000 shares of Common Stock of the Issuer to the following persons in the following amounts: Michael L. Goldman, 10,000 shares; Jay Miller, 10,000 shares; Duane L. Berlin, 10,000 shares; Philip J. Kahn, 3,000 shares; Shari Saltarelli, 1,000 shares; and Carolyn Moylan, 1,000 shares.  All of the transfers were effected for no consideration, in private transactions.

(d) No person other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported in this statement.

(e) Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understanding or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7	Materials to Be Filed as Exhibits.

Not Applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Bernard Zimmerman & Company, Inc.
Date: October 6, 2017

By:	/s/ Bernard Zimmerman

Name: Bernard Zimmerman
Title: President

Bernard Zimmerman
Date: October 6, 2017

By:	/s/ Bernard Zimmerman